UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ablynx NV

(Name of Subject Company (Issuer))

SANOFI

(Names of Filing Persons — Offeror)

Ordinary Shares, no nominal value

American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003877942 (Ordinary Shares)

00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,417,342,726.80	$176,459.17

*	Estimated solely for purposes of calculating the filing fee. The Transaction Value was calculated on the basis of the Offer Price of €45.00 for each of the (i) 9,883,137 ADSs outstanding as of March 29, 2018 and (ii) 15,682,208 Shares estimated to be held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of February 6, 2018 converted into U.S. dollars on the basis of an exchange rate of €1.00 for $1.232, which was the Federal Reserve Bank of New York noon buying rate on March 30, 2018.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Sanofi, a French société anonyme (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase up to 100% of the issued and outstanding ordinary shares, no nominal value (“Shares”) of Ablynx NV, a Belgian naamloze vennootschap (the “Company”) from U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and up to 100% of the outstanding Shares of the Company represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located, at a price of €45.00 per Share and per ADS, net to the seller in cash, without interest (the “Offer Price”). The Offer Price paid to holders of ADS will be paid in U.S. dollars converted in the manner described in Section 2 — “Acceptance for Payment and Payment for Shares and/or ADSs” of the Offer to Purchase and will be distributed, net of expenses (including a fee related to the foreign exchange conversion and a fee of $0.05 per ADS for the cancellation of the ADR evidencing such tendered ADS, in each case, as contemplated by the Deposit Agreement), to such holders. The Offer Price will be paid subject to any required withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form, as applicable, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Share Acceptance Form, ADS Letter of Transmittal and Share Withdrawal Form are hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018 (as it may be amended from time to time, the “Heads of Agreement”), between Offeror and the Company, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Ablynx NV, a public limited liability company incorporated in the form of a naamloze vennootschap under the laws of Belgium. The address of the Company’s principal executive office is Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium. The Company’s telephone number is +32 9 262 00 00.

(b) This Schedule TO relates to the outstanding Shares held by U.S. holders and ADSs held by holders located anywhere in the world. The Company has advised Offeror that, as of February 6, 2018 (the most recent practicable date for the Shares), 15,682,208 Shares held by U.S. holders were issued and outstanding, and as of March 29, 2018 (the most recent practicable date for the ADSs), 9,883,137 ADSs were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares and ADSs; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Offeror. The information set forth in Section 8 (entitled “Certain Information Concerning Offeror”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the U.S. Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares and/or ADSs”

•	Section 3 – “Procedures for Accepting the U.S. Offer and Tendering Shares and/or ADSs”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain Income Tax Consequences of the U.S. Offer”

•	Section 11 – “The Heads of Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offers; Plans for the Company”

•	Section 13 – “Certain Effects of the Offers”

•	Section 15 – “Conditions of the Offers”

•	Section 16 – “Certain Legal Matters; Required Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Offeror”

•	Section 10 – “Background of the U.S. Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Heads of Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offers; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the U.S. Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Heads of Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offers; Plans for the Company”

•	Section 13 – “Certain Effects of the Offers”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Offeror”

•	Section 11 – “The Heads of Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offers; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Offeror”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the U.S. Offer and Tendering Shares and/or ADSs”

•	Section 10 – “Background of the U.S. Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Offeror”

•	Section 10 – “Background of the U.S. Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Heads of Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offers; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offers; Plans for the Company”

•	Section 15 – “Conditions of the Offers”

•	Section 16 – “Certain Legal Matters; Required Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offers”

•	Section 16 – “Certain Legal Matters; Required Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offers”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Required Regulatory Approvals”

(c) Not applicable.

Item 12.	Exhibits.

Exhibit No	Description
(a)(1)(A)	Offer to Purchase, dated April 4, 2018.*

(a)(1)(B)	Form of Share Acceptance Form.*

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(D)	Form of Share Withdrawal Form. *

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal, dated April 4, 2018.*

(a)(1)(H)	Joint Press Release issued by Offeror and the Company on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(I)	Investor Presentation, dated January 29, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(J)	Social media content issued by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(K)	Transcript of Investor Call held by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 30, 2018).

(a)(1)(L)	Letter to Company Employees, dated February 14, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on February 20, 2018).

(a)(1)(M)	Press Release issued by Offeror on March 1, 2018, announcing (i) the expiration of the waiting period under the HSR Act and (ii) clearance received from the Federal Cartel Office of Germany in accordance with the Act Against Restraints of Competition (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 1, 2018).

(a)(1)(N)	Joint Press Release issued by Offeror and the Company on March 29, 2018, announcing (i) receipt of approval of the prospectus by the FSMA and (ii) the commencement of the initial acceptance period on April 4, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 29, 2018).

(b)(1)	Term Facility Agreement, dated January 28, 2018, between Offeror and BNP Paribas Fortis SA/NV. *

(b)(2)	Amendment Agreement and Waiver, dated March 29, 2018, between Offeror and BNP Paribas Fortis SA/NV relating to a €4,200,000,000 Term Facility Agreement dated January 28, 2018. *

(d)(1)	Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018, between Offeror and the Company. *

(d)(2)	Confidentiality Agreement Made on January 22, 2018, between the Company and Offeror.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 4, 2018

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 4, 2018.*

(a)(1)(B)	Form of Share Acceptance Form.*

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(D)	Form of Share Withdrawal Form. *

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal, dated April 4, 2018.*

(a)(1)(H)	Joint Press Release issued by Offeror and the Company on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(I)	Investor Presentation, dated January 29, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(J)	Social media content issued by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Offeror on January 29, 2018).

(a)(1)(K)	Transcript of Investor Call held by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 30, 2018).

(a)(1)(L)	Letter to Company Employees, dated February 14, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on February 20, 2018).

(a)(1)(M)	Press Release issued by Offeror on March 1, 2018, announcing (i) the expiration of the waiting period under the HSR Act and (ii) clearance received from the Federal Cartel Office of Germany in accordance with the Act Against Restraints of Competition (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 1, 2018).

(a)(1)(N)	Joint Press Release issued by Offeror and the Company on March 29, 2018, announcing (i) receipt of approval of the prospectus by the FSMA and (ii) the commencement of the initial acceptance period on April 4, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 29, 2018).

(b)(1)	Term Facility Agreement, dated January 28, 2018, between Offeror and BNP Paribas Fortis SA/NV. *

(b)(2)	Amendment Agreement and Waiver, dated March 29, 2018, between Offeror and BNP Paribas Fortis SA/NV relating to a €4,200,000,000 Term Facility Agreement dated January 28, 2018. *

(d)(1)	Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018, between Offeror and the Company. *

(d)(2)	Confidentiality Agreement Made on January 22, 2018, between the Company and Offeror. *

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith